Morningstar Credit Ratings, LLC
Form NRSRO

Exhibit 4
Organizational Structure

See Attached:

4.A   **Organization Chart of Ownership Interests**

4.B.   **Organization Chart of Key Personnel**

4.A

Exhibit 4.A

Morningstar Credit Ratings, LLC

**Organization Chart of Ownership Interests in
Morningstar Credit Ratings, LLC**

Page 1 of 3



Pages 2 to 3 of Exhibit 4.A set forth a list of Morningstar, Inc.'s direct and indirect subsidiaries.

The information below is presented as of February 27, 2015. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

Subsidiaries of Morningstar, Inc.

Subsidiary	Jurisdiction of Formation
ByAllAccounts, Inc.	Delaware
Corporate Fundamentals, Inc.	Delaware
HelloWallet Holdings, Inc.	Delaware
HelloWallet, LLC (1)	Delaware
Morningstar Global LLC	Delaware
Morningstar Associates, LLC	Delaware
Morningstar Investment Services, Inc.	Delaware
Morningstar Commodity Data, Inc.	Illinois
Ibbotson Associates, Inc.	Illinois
Morningstar Credit Ratings, LLC	Pennsylvania
Ibbotson Pty Limited (2)	Australia
Ibbotson Associates Australia Limited (3)	Australia
Morningstar Australasia Pty Limited (4)	Australia
Morningstar Direct Investments (5)	Australia
Morningstar Group Australia Pty Limited (6)	Australia
Morningstar Brazil Financial Information Ltda. (6)	Brazil
Morningstar Associates, Inc. (7)	Canada
Morningstar Canada Group, Inc. (6)	Canada
Morningstar Research, Inc. (7)	Canada
Servicios Morningstar Chile Ltd. (6)	Chile
Morningstar Research (Shenzhen) Ltd. (8)	China
Morningstar Danmark A/S (9)	Denmark
Morningstar Danmark Holdings Aps (6)	Denmark
Morningstar France Holding SAS (6)	France
Morningstar France Fund Information SARL (10)	France
Seeds Group SAS (10)	France
Morningstar Investment Consulting France SAS (11)	France
Morningstar Deutschland GmbH (6)	Germany
Morningstar Asia, Ltd. (6)	Hong Kong
Morningstar Investment Management Asia Limited (12)	Hong Kong
Morningstar India Private Limited (13)	India
Morningstar Investment Adviser India Private Limited (12)	India
Morningstar Italy, S.R.L. (6)	Italy
Ibbotson Associates Japan K.K. (14)	Japan
Morningstar Korea, Ltd. (15)	Korea
Morningstar Associates Korea Co., Ltd. (16)	Korea
Morningstar Luxembourg SARL (6)	Luxembourg
Investigaciones MS Mexico, S. de R.L. de C.V. (6)	Mexico
Servicios MStar Global, S. de R.L. de C.V. (6)	Mexico

Morningstar Europe, B.V. (17)	The Netherlands
Morningstar Holland, B.V. (18)	The Netherlands
MStar Holdings C.V.	The Netherlands
Morningstar Research Limited (4)	New Zealand
Morningstar Norge AS (6)	Norway
Morningstar Research PTE Limited (8)	Singapore
Morningstar Research (Proprietary) Limited (6)	South Africa
Morningstar Investment Management South Africa (Pty) Limited (12)	South Africa
Morningstar Network, S.L. (6)	Spain
Morningstar HoldCo AB (6)	Sweden
Morningstar Sweden AB (19)	Sweden
Morningstar Switzerland GmbH (6)	Switzerland
Morningstar Research Thailand Limited	Thailand
Morningstar (Dubai) LLC (6)	United Arab Emirates
Morningstar Investment Management Europe Limited (12)	United Kingdom
Morningstar Europe, Ltd. (6)	United Kingdom
Morningstar U.K., Ltd. (6)	United Kingdom
Morningstar Real-Time Data Limited (20)	United Kingdom

(1) HelloWallet Holdings, Inc. owns 100%.
(2) Morningstar Australasia Pty Limited owns 100%.
(3) Ibbotson Pty Limited owns 100%.
(4) Morningstar Direct Investments owns 100%.
(5) Morningstar Group Australia owns 100%.
(6) Morningstar Holland B.V. owns 100%.
(7) Morningstar Canada Group, Inc. owns 100%.
(8) Morningstar Asia, Ltd. owns 100%.
(9) Morningstar Danmark Holdings Aps owns 100%.
(10) Morningstar France Holding SAS owns 100%.
(11) Seeds Group SAS owns 100%.
(12) Morningstar Associates, LLC owns 100%.
(13) Corporate Fundamentals, Inc. owns 100%.
(14) Ibbotson Associates, Inc. owns approximately 71%.
(15) Morningstar, Inc. owns 80%.
(16) Morningstar Korea, Ltd. owns 100%.
(17) MStar Holdings C.V. owns 100%.
(18) Morningstar Europe, B.V. owns 100%.
(19) Morningstar HoldCo AB owns 100%.
(20) Morningstar U.K., Ltd. owns 100%.

4.B

Morningstar Credit Ratings, LLC
As of March 30, 2016



Morningstar, Inc. Personnel Supporting Morningstar Credit Ratings, LLC
As of March 30, 2016



Compliance/Legal

Heidi Miller
Interim Chief Legal
Officer

Scott Schilling
Global CCO/Designated
Compliance Officer - MCR

Michael Yuan*
Vice President
Legal - MCR

Candace Cheng - Senior
Compliance Officer

John McDevitt - Compliance
Officer

Communications

Margaret Kirch Cohen
Head of Corporate
Communciations

Vanessa Sussman
Director of Media Relations

Technology

Pete Srejovic
Head of Engineering

Nick Forte
Managing Director IT -
MCR

1 Director of IT Operations
1 Director Quality Assurance
1 Director Product Development
7 Sofware Engineers
1 Database Administrator
3 Data Analysts
3 Business Analysts
2 QA Analysts
1 Project Manager
1 Network Engineer

Accounting/Finance

John Babirack
Director, Financial Planning

Anne Glass
Senior Accountant

Quantitative Research

Lee Davidson
Head of Quantitative Research

Olgay Cangur
Director, RMBS Quantitative
Mortgage Modeler

1 Quantitative Analyst
1 Quantitative Credit Developer

Sales

Dan Waryck
Global Head of Sales

Gregg Novek*
Director of Sales

3 Vice Presidents

*Also reports to Joe Petro